Exhibit 99.1

Alexco Announces C$3.5 Million Flow-Through Equity Financing

VANCOUVER, April 1, 2019 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce that it has entered into an agreement with an underwriter (the "Underwriter"), pursuant to which the Underwriter has agreed to purchase, on a bought deal private placement basis, 1,842,200 flow-through common shares (the "Flow-Through Shares") at an issue price of C$1.90 per share for aggregate gross proceeds of C$3,500,180 (the "Offering").

The offered securities are comprised of: (i) 1,579,000 flow-through shares with respect to "Canadian exploration expenses" (the "CEE Shares") priced at C$1.90 per CEE Share; and (ii) 263,200 flow-through shares with respect to "Canadian development expenses" (the "CDE Shares") priced at C$1.90 per CDE Share.

The Underwriter will have an option, exercisable in whole or in part at any time up to two (2) business days prior to the Closing Date (as defined below), to purchase up to an additional 15% of each of the CEE Shares and the CDE Shares, respectively (the "Underwriter's Option Shares" and, together with the Flow-Through Shares, the "Offered Shares"), on the same terms and conditions as set forth herein.

The gross proceeds received from the sale of the CEE Shares will be used solely to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at Keno Hill Silver District Project in the Yukon Territory, and renounced to subscribers effective December 31, 2019. Such Canadian exploration expenses will also qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada).

The gross proceeds received from the sale of the CDE Shares will be used solely to incur "Canadian development expenses" as defined in the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at Keno Hill Silver District Project in the Yukon Territory, and renounced to subscribers effective December 31, 2019.

The Company shall pay the Underwriter a commission equal to 6.0% of the gross proceeds of the Offering plus issue non-transferable broker warrants in an amount equal to 3.0% of the number of Offered Shares sold in the Offering (the "Broker Warrants"). Each Broker Warrant shall entitle the Underwriter to purchase one common share of the Company at an exercise price of C$1.70 for 12 months from the Closing Date (as defined below).

The closing of the Offering is expected on or about April 23, 2019 (the "Closing Date") and is subject to regulatory approval including that of the Toronto Stock Exchange and NYSE American LLC. The Offered Shares will be subject to statutory hold period(s) in accordance with applicable securities legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere

Cautionary Statement Regarding Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriter of its option to acquire Underwriter's Option Shares and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation  activities;; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2019/01/c5655.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6555, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 08:15e 01-APR-19